EXHIBIT  C  (2  PAGES)






March  30,  1998



via  FACSIMILE
     ---------



Eric  Ryback,  President
Ryback  Management  Corporation
7711  Carondelet,  Suite  7000
St.  Louis,  MO    63105

Dear  Mr.  Ryback:

Scientific Software-Intercomp, Inc. on March 27, 1998 signed an agreement for its acquisition by Baker Hughes Incorporated. That agreement is conditioned upon the acceptance by the Lindner Funds (Lindner) at the closing of the acquisition of $1.4 million cash in satisfaction of the $5 million of principal plus accrued interest (and any other charges) which will be owed to Lindner at closing and in satisfaction of warrants held by Lindner to purchase up to 1,500,000 shares of common stock of SSI.

The transaction will be as I described to you previously. Depending on the agreement with Halliburton, the proceeds to common shareholders will be between $.30 and $.50 per common share. We believe that we have an agreement with Halliburton which could result in common shareholders receiving $.49 per share, but in any event no less than $.30 per share. A copy of the agreement of SSI with Baker Hughes is attached.

Mr.  Eric  Ryback
March  30,  1998
Page  2




We understand that the foregoing payments are acceptable to Lindner and that Ryback Management Corporation is authorized on behalf of Lindner to agree to
the  foregoing.    Accordingly,  please  sign  and  return  by  facsimile  to
303/894-0475 a copy of this letter to indicate such agreement. In connection with completing the formal documentation for the acquisition of SSI by Baker Hughes, it will of course be necessary for SSI and Lindner to enter into a fuller agreement containing the terms set forth above.

Very  truly  yours,

SCIENTIFIC  SOFTWARE-INTERCOMP,  INC.



By          /s/  George  Steel
            ------------------
    George  Steel,  President  and  Chief  Executive  Officer




Agreed  to  this      31  day  of  March,  1998
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RYBACK  MANAGEMENT  CORPORATION



By          /s/  Eric  Ryback
            -----------------
    Eric  Ryback,  President